UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                  JUNE 13, 2005

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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HUMAN  MONOCLONAL  ANTIBODY  AGAINST  WEST NILE  VIRUS  SHOWS  PROMISE IN ANIMAL
STUDIES


LEIDEN, THE NETHERLANDS, JUNE 10, 2005 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL) today announces the discovery of a monoclonal antibody for protection against West Nile virus. Study results have demonstrated that the fully human monoclonal antibody, derived from patients who survived West Nile infection, effectively neutralized the virus in cell culture and fully protected mice from an otherwise lethal infection.

The Director of Crucell's Antibody Discovery Group, Dr Jan ter Meulen, makes the announcement today at the 8th Annual KIT (Congress for Infectious Diseases and Tropical Medicine) conference in Hamburg, Germany. The discovery of the West Nile antibody follows the Group's discovery of antibodies against SARS and Rabies during 2004. It also complements Crucell's West Nile virus vaccine development program that is due to enter clinical trials at the end of 2005.

While the vaccine will be targeted at preventing infection in the elderly population most at risk of developing the most severe form of the disease, the antibody may be applied post-infection in specific cases to prevent the potentially fatal onset of encephalitis.

"I'm very proud that we have delivered another early-stage antibody against a serious infectious disease, as promised at our analyst day last November," said Crucell's Chief Scientific Officer Jaap Goudsmit. "West Nile virus continues to cause serious annual epidemics in the United States and elsewhere. While our determined efforts to develop a vaccine continue, an antibody may provide another route to prophylaxis, providing passive immunity in the event of an outbreak, and possibly therapy for patients who might otherwise develop encephalitis."

Since its emergence in New York in 1999, West Nile virus has spread throughout the entire United States. Primarily transmitted through the bite of infected mosquitoes, it can cause a fatal form of encephalitis, or inflammation of the brain, in humans and some animals. Health authorities in the U.S. now view the disease as a recurring threat, surfacing every summer with warm and humid weather. In 2004, 2,470 recorded cases claimed 88 lives.


ABOUT CRUCELL

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria, West Nile virus and rabies. The company's development programs include collaborations with: sanofi pasteur for influenza vaccines; the U.S. National Institutes of Health for Ebola and malaria vaccines; and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its PER.C6(R) production technology. The company also licenses its PER.C6(R) technology to the biopharmaceutical industry. Licensees and partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 14, 2005, and the section entitled "Risk Factors". The Company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For further information please contact:

Crucell N.V.
Harry Suykerbuyk

Director Investor Relations and Corporate Communications
Tel +31-(0) 71-524 8718 h.suykerbuyk@crucell.com

For Crucell in the U.S.
Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com


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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

     JUNE 13, 2005                              /s/ LEON KRUIMER
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        (Date)                                    Leon Kruimer
                                            Chief Financial Officer